VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STRE[redacted]
CH[redacted]
312
FAC:

05012768

OFFICI ... ROSELAND, NEW JERSEY

JOHN S. MARTEN
312-609-7753
jmarten@vedderprice.com

November 18, 2005

VIA FEDEX

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED NOV 21 2005 WASH, D.C. 185

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Sincerely,

John S. Marten

John S. Marten

PROCESSED
NOV 23 2005
THOMSON
FINANCIAL

dlw 11/23

JSM/ect
Enclosures
cc: Kristin Rice
Mark L. Winget, Esq.

CHICAGO/#1385554.6

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Update of number of securities quoted on ASX dated October 4, 2005
- Form 604 – Notice of change of interests of substantial holder
- Form 604 – Notice of change of interests of substantial holder
- Schedule 10 – Notification of Major Interests in Shares dated October 18, 2005
- Schedule 10 – Notification of Major Interests in Shares dated October 4, 2005
- Schedule 10 – Notification of Major Interests in Shares dated October 10, 2005
- Schedule 10 – Notification of Major Interests in Shares dated October 4, 2005
- Schedule 10 – Notification of Major Interests in Shares dated October 21, 2005
- Schedule 10 – Notification of Major Interests in Shares dated October 18, 2005
- Schedule 10 – Notification of Major Interests in Shares dated October 4, 2005
- Schedule 10 – Notification of Major Interests in Shares dated October 10, 2005
- Return of Allotment of Shares dated October 12, 2005
- Return of Allotment of Shares dated October 5, 2005
- Return of Allotment of Shares dated September 28, 2005
- Return of Allotment of Shares dated September 30, 2005

Henderson Group plc

Update of number of securities quoted on ASX

4 October 2005

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers to the CDI register during September 2005.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	647,614,307 At 31 August 2005 20,843,340 Net transfers 668,457,647 At 30 September 2005
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during September 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
668,457,647	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,153,473,517	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give *this warranty*
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 October 2005
(Assistant Company secretary)

Print name: Jacqui Gregory

== == == == ==

+ See chapter 19 for defined terms.

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme HENDERSON GROUP PLC

ACN/ARSN 106 988 836

1. Details of substantial holder (1)

Name PERPETUAL TRUSTEES AUSTRALIA LIMITED

ACN (if applicable) 000 431 827

There was a change in the interests of the Substantial holder on _19_/_10_/_2005__

The previous notice was given to the company on _05_/_10_/_2005__

The previous notice was dated _03_/_10_/_2005__

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	157,103,458	13.62%	169,978,641	14.74%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name GLENDA CHARLES Capacity ASST. COMPANY SECRETARY

Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML) as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Investments) RBC Globabl Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Investments) GPO Box 5424 Sydney NSW 2001
GSF	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
ICAS	RBC Global Services Australia Nominess Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
ICIS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
ICSC	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
PCEF	RBC Global Services Australia Nominees Pty Limited Account Code: PICEF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code PIWGAS RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Global Services Australia Nominees Pty Ltd ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PMISF1	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMISF1 A/C> GPO Box 5424 Sydney NSW 2001
PMISF2	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5424 Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PMISF2 A/C> GPO Box 5424 Sydney NSW 2001

PMISFJ	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISFJ GPO Box 5424 Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PMISFJ A/C> GPO Box 5424 Sydney NSW 2001
PMSCA	RBC Global Services Australia Nominees Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PMWSCM	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCM GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSCM A/C> GPO Box 5424 Sydney NSW 2001
PMWSCS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCS GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSCS A/C> GPO Box 5424 Sydney NSW 2001
PMWSRF	RBC Global Services Australia Nominess Pty Limited ACF: Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSRF A/C> GPO Box 5424 Sydney NSW 2001
PPSF	RBC Global Services Australia Nominees Pty Limited ATF: Perpetual Property Securities Fund Account Code: PIPSF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PWSCF	RBC Global Services Australia Nominess Pty Limited. ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001

Perpetual Investments Management Limited (PIML) as Trustee for:

ALL 'SS' CODES	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Super) GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Super) GPO Box 5424 Sydney NSW 2001

Perpetual Investments Management Limited (PIML) under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account. Account Code: PIAMC RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16. 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund. Account Code: PIARF RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd. ACF: Commonwealth Aust Shares Fund 4. Account Code:PICISF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd. A/C EASS04 GPO Box 764G, Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF NSW Treasury Corporation Account Code: PINSWT RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P.O. Box R209, Royal Exchange, Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury. Account Code: PIACT RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIEFM6	Cogent Nominees Pty Ltd ACF EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C: WTXME6 P.O. Box R209, Royal Exchange, Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16. 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Global Services Australia Nominees Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	BNP Paribas Securities Services ACF: PI United Sector Leaders Property Fund. Account Code: PIJUTD RBC Global Services Australia Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C: USLJFP GPO Box 4270, Sydney NSW 2000
PIMIT	Guardian TrustAustralia Ltd ACF: Perpetual James Fielding Meridian Investment Trust Account code PIMIT RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Global Services Australia Nominees Pty Limited ACF: SAS Trustee Corporation. Account Code: PISTCF GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Global Services Australia Nominees Pty Limited. GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15. 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G, Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7, Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001

PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C: 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Global Services Australia Nominees Pty Limited GPO Box 5424, Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTCO	Perpetual Trustee Co. Limited Account Code: PTPCO RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTQLD RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
QITE2	RBC Global Services Australia Nominees Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
SMF	BNP Paribas Securities Services ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C USLPEE. GPO Box R209, Royal Exchange, Sydney NSW 2000
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000

T3	Perpetual Trustees Victoria Limited *(Private Client Division)*	Perpetual Trustee Company Limited *39 Hunter Street, Sydney 2000*
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Global Services Australia Nominees Pty Limited GPO Box 6424 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

PRESENT RELEVENT INTERESTS

Summary (Perpetual Trustees)

File

HGI (Henderson Group Plc) | Portfolios

Portfolio	Fund	Holdings
AMCORP	PM	1,375,098
ARF	PM	6,098,798
GSF	PM	18,211,384
ICAS	PM	2,730,275
ICIS	PM	11,526,740
NSWTC	PM	2,351,396
PCEF	PM	7,434,473
SMF	PM	1,186,690
TEL	PM	5,406,324
T2	PCD	2,907
T7	PCD	3,980
PMCBUS	PM	3,783,103
PMHOST	PM	1,549,152
PMSTA	PM	3,576,657
PMCGSF	PM	2,111,834
CBAISF	PM	7,959,368
PMISF1	PM	73,007,532
PMISF2	PM	2,239,072
PIWGAF	PM	3,061,509
PIWSPF	PM	444,289
PIACT	PM	1,135,554
PIFIJI	PM	432,190
SSCEF	SS	608,151
SSCCM	SS	87,012
SSREN	SS	197,486
PIHEST	PM	2,712,629
PCCEF	PC	507,719
PCCCM	PC	64,713
PCREN	PC	144,588
PIEFM6	PM	9,062,328
PIWCPF	PM	751,404
PISTCF	PM	189,992
PIWQLS	PM	24,294

CHANGES IN RELEVANT INTERESTS

Account	Security	Volume	Value	Price	AsAtDate
AMCORP	HGI	5,049	7,801	$ 1.55	05/10/2005
AMCORP	HGI	15,147	23,311	$ 1.54	05/10/2005
AMCORP	HGI	11,657	17,080	$ 1.47	12/10/2005
AMCORP	HGI	15,858	23,565	$ 1.49	13/10/2005
AMCORP	HGI	17,201	25,802	$ 1.50	14/10/2005
AMCORP	HGI	6,014	8,836	$ 1.47	17/10/2005
AMCORP	HGI	2,095	3,069	$ 1.47	18/10/2005
AMCORP	HGI	18,699	27,114	$ 1.45	19/10/2005
AMCORP	HGI	3,046	4,432	$ 1.46	19/10/2005
ARF	HGI	66,089	101,711	$ 1.54	05/10/2005
ARF	HGI	22,030	34,036	$ 1.55	05/10/2005
ARF	HGI	57,242	85,577	$ 1.50	06/10/2005
ARF	HGI	43,272	64,363	$ 1.49	07/10/2005
ARF	HGI	38,557	56,494	$ 1.47	12/10/2005
ARF	HGI	70,339	104,524	$ 1.49	13/10/2005
ARF	HGI	79,264	118,896	$ 1.50	14/10/2005
ARF	HGI	23,382	34,353	$ 1.47	17/10/2005
ARF	HGI	9,188	13,460	$ 1.47	18/10/2005
ARF	HGI	82,818	120,086	$ 1.45	19/10/2005
ARF	HGI	13,510	19,657	$ 1.46	19/10/2005
GSF	HGI	201,978	310,844	$ 1.54	05/10/2005
GSF	HGI	67,324	104,016	$ 1.55	05/10/2005
GSF	HGI	170,955	255,578	$ 1.50	06/10/2005
GSF	HGI	94,437	140,466	$ 1.49	07/10/2005
GSF	HGI	100,850	147,765	$ 1.47	12/10/2005
GSF	HGI	207,277	308,014	$ 1.49	13/10/2005
GSF	HGI	247,042	374,269	$ 1.52	13/10/2005
GSF	HGI	134,796	202,194	$ 1.50	14/10/2005
GSF	HGI	154,969	227,680	$ 1.47	17/10/2005
GSF	HGI	23,138	33,897	$ 1.47	18/10/2005
GSF	HGI	252,620	366,299	$ 1.45	19/10/2005
GSF	HGI	40,336	58,689	$ 1.46	19/10/2005
ICAS	HGI	29,941	46,079	$ 1.54	05/10/2005
ICAS	HGI	9,980	15,419	$ 1.55	05/10/2005
ICAS	HGI	27,163	40,609	$ 1.50	06/10/2005
ICAS	HGI	20,941	31,148	$ 1.49	07/10/2005
ICAS	HGI	12,588	18,444	$ 1.47	12/10/2005
ICAS	HGI	31,447	46,730	$ 1.49	13/10/2005
ICAS	HGI	35,048	52,572	$ 1.50	14/10/2005
ICAS	HGI	11,657	17,126	$ 1.47	17/10/2005
ICAS	HGI	6,138	8,992	$ 1.47	18/10/2005
ICAS	HGI	37,827	54,849	$ 1.45	19/10/2005
ICAS	HGI	6,048	8,800	$ 1.46	19/10/2005
NSWTC	HGI	26,473	40,742	$ 1.54	05/10/2005
NSWTC	HGI	8,824	13,633	$ 1.55	05/10/2005
NSWTC	HGI	22,982	34,358	$ 1.50	06/10/2005
NSWTC	HGI	17,263	25,677	$ 1.49	07/10/2005
NSWTC	HGI	15,403	22,568	$ 1.47	12/10/2005
NSWTC	HGI	28,321	42,085	$ 1.49	13/10/2005
NSWTC	HGI	32,115	48,173	$ 1.50	14/10/2005
NSWTC	HGI	9,514	13,978	$ 1.47	17/10/2005
NSWTC	HGI	- 62,000	- 90,830	$ 1.47	18/10/2005

This is annexure 3 Page 1 of 6 referred to in Form 604
Title: Notice of change in interest of substantial holder

PCCEF	HGI	6,143	9,454	$	1.54	05/10/2005
PCCEF	HGI	2,047	3,163	$	1.55	05/10/2005
PCCEF	HGI	5,114	7,645	$	1.50	06/10/2005
PCCEF	HGI	2,575	3,830	$	1.49	07/10/2005
PCCEF	HGI	2,968	4,349	$	1.47	12/10/2005
PCCEF	HGI	4,797	7,128	$	1.49	13/10/2005
PCCEF	HGI	1,408	2,112	$	1.50	14/10/2005
PCCEF	HGI	3,287	4,829	$	1.47	17/10/2005
PCCEF	HGI	5,324	7,720	$	1.45	19/10/2005
PCEF	HGI	95,578	147,095	$	1.54	05/10/2005
PCEF	HGI	31,859	49,222	$	1.55	05/10/2005
PCEF	HGI	77,200	115,414	$	1.50	06/10/2005
PCEF	HGI	39,072	58,116	$	1.49	07/10/2005
PCEF	HGI	31,683	46,422	$	1.47	12/10/2005
PCEF	HGI	- 247,042	- 374,269	$	1.52	13/10/2005
PCEF	HGI	109,224	162,307	$	1.49	13/10/2005
PCEF	HGI	93,404	140,106	$	1.50	14/10/2005
PCEF	HGI	30,142	44,285	$	1.47	17/10/2005
PCEF	HGI	95,133	137,943	$	1.45	19/10/2005
PIACT	HGI	13,618	20,958	$	1.54	05/10/2005
PIACT	HGI	4,540	7,014	$	1.55	05/10/2005
PIACT	HGI	11,349	16,967	$	1.50	06/10/2005
PIACT	HGI	5,538	8,237	$	1.49	07/10/2005
PIACT	HGI	6,746	9,884	$	1.47	12/10/2005
PIACT	HGI	10,647	15,821	$	1.49	13/10/2005
PIACT	HGI	12,939	19,409	$	1.50	14/10/2005
PIACT	HGI	6,431	9,448	$	1.47	17/10/2005
PIACT	HGI	11,813	17,129	$	1.45	19/10/2005
PIEFM6	HGI	9,494	14,716	$	1.55	04/10/2005
PIEFM6	HGI	19,658	30,372	$	1.55	05/10/2005
PIEFM6	HGI	58,972	90,758	$	1.54	05/10/2005
PIEFM6	HGI	59,344	88,719	$	1.50	06/10/2005
PIEFM6	HGI	29,214	43,453	$	1.49	07/10/2005
PIEFM6	HGI	9,058	13,532	$	1.49	10/10/2005
PIEFM6	HGI	33,872	49,629	$	1.47	12/10/2005
PIEFM6	HGI	59,366	88,218	$	1.49	13/10/2005
PIEFM6	HGI	62,465	93,698	$	1.50	14/10/2005
PIEFM6	HGI	20,783	30,534	$	1.47	17/10/2005
PIEFM6	HGI	38,917	56,430	$	1.45	19/10/2005
PIFIJI	HGI	4,487	6,905	$	1.54	05/10/2005
PIFIJI	HGI	1,496	2,311	$	1.55	05/10/2005
PIFIJI	HGI	6,456	9,652	$	1.50	06/10/2005
PIFIJI	HGI	2,010	2,990	$	1.49	07/10/2005
PIFIJI	HGI	1,422	2,084	$	1.47	12/10/2005
PIFIJI	HGI	5,005	7,437	$	1.49	13/10/2005
PIFIJI	HGI	6,002	9,003	$	1.50	14/10/2005
PIFIJI	HGI	867	1,274	$	1.47	17/10/2005
PIFIJI	HGI	3,282	4,808	$	1.47	18/10/2005
PIFIJI	HGI	2,108	3,057	$	1.45	19/10/2005
PIFIJI	HGI	809	1,177	$	1.46	19/10/2005
PIHEST	HGI	32,570	50,125	$	1.54	05/10/2005
PIHEST	HGI	10,857	16,774	$	1.55	05/10/2005
PIHEST	HGI	27,206	40,673	$	1.50	06/10/2005
PIHEST	HGI	13,155	19,567	$	1.49	07/10/2005
PIHEST	HGI	16,145	23,656	$	1.47	12/10/2005
PIHEST	HGI	25,456	37,828	$	1.49	13/10/2005

PIHEST	HGI	30,940	46,410	$	1.50	14/10/2005
PIHEST	HGI	15,337	22,533	$	1.47	17/10/2005
PIHEST	HGI	28,211	40,906	$	1.45	19/10/2005
PIWGAF	HGI	38,254	58,873	$	1.54	05/10/2005
PIWGAF	HGI	12,751	19,700	$	1.55	05/10/2005
PIWGAF	HGI	30,841	46,107	$	1.50	06/10/2005
PIWGAF	HGI	23,113	34,378	$	1.49	07/10/2005
PIWGAF	HGI	17,590	25,773	$	1.47	12/10/2005
PIWGAF	HGI	37,010	54,997	$	1.49	13/10/2005
PIWGAF	HGI	34,420	51,630	$	1.50	14/10/2005
PIWGAF	HGI	7,389	10,856	$	1.47	17/10/2005
PIWGAF	HGI	4,291	6,286	$	1.47	18/10/2005
PIWGAF	HGI	- 84,000	- 122,220	$	1.46	19/10/2005
PIWSPF	HGI	6,346	9,766	$	1.54	05/10/2005
PIWSPF	HGI	2,115	3,268	$	1.55	05/10/2005
PIWSPF	HGI	4,320	6,458	$	1.50	06/10/2005
PIWSPF	HGI	3,079	4,580	$	1.49	07/10/2005
PIWSPF	HGI	4,447	6,516	$	1.47	12/10/2005
PIWSPF	HGI	5,073	7,538	$	1.49	13/10/2005
PIWSPF	HGI	7,786	11,679	$	1.50	14/10/2005
PIWSPF	HGI	1,978	2,906	$	1.47	17/10/2005
PIWSPF	HGI	1,022	1,497	$	1.47	18/10/2005
PIWSPF	HGI	7,702	11,168	$	1.45	19/10/2005
PIWSPF	HGI	974	1,417	$	1.46	19/10/2005
PMCBUS	HGI	45,425	69,909	$	1.54	05/10/2005
PMCBUS	HGI	15,142	23,394	$	1.55	05/10/2005
PMCBUS	HGI	37,813	56,530	$	1.50	06/10/2005
PMCBUS	HGI	19,036	28,314	$	1.49	07/10/2005
PMCBUS	HGI	21,942	32,149	$	1.47	12/10/2005
PMCBUS	HGI	35,458	52,691	$	1.49	13/10/2005
PMCBUS	HGI	39,950	59,925	$	1.50	14/10/2005
PMCBUS	HGI	24,369	35,803	$	1.47	17/10/2005
PMCBUS	HGI	39,471	57,233	$	1.45	19/10/2005
PMCGSF	HGI	7,588	11,723	$	1.55	05/10/2005
PMCGSF	HGI	22,762	35,031	$	1.54	05/10/2005
PMCGSF	HGI	19,995	29,893	$	1.50	06/10/2005
PMCGSF	HGI	14,946	22,231	$	1.49	07/10/2005
PMCGSF	HGI	13,300	19,487	$	1.47	12/10/2005
PMCGSF	HGI	24,380	36,229	$	1.49	13/10/2005
PMCGSF	HGI	27,505	41,258	$	1.50	14/10/2005
PMCGSF	HGI	6,174	9,071	$	1.47	17/10/2005
PMCGSF	HGI	3,121	4,572	$	1.47	18/10/2005
PMCGSF	HGI	28,657	41,553	$	1.45	19/10/2005
PMCGSF	HGI	4,675	6,802	$	1.46	19/10/2005
CBAISF	HGI	7,791	12,076	$	1.55	04/10/2005
CBAISF	HGI	62,853	96,731	$	1.54	05/10/2005
CBAISF	HGI	20,951	32,369	$	1.55	05/10/2005
CBAISF	HGI	66,075	98,782	$	1.50	06/10/2005
CBAISF	HGI	33,906	50,432	$	1.49	07/10/2005
CBAISF	HGI	42,796	63,933	$	1.49	10/10/2005
CBAISF	HGI	148,516	217,531	$	1.46	11/10/2005
CBAISF	HGI	38,848	58,272	$	1.50	14/10/2005
CBAISF	HGI	14,825	21,781	$	1.47	17/10/2005
CBAISF	HGI	68,015	98,622	$	1.45	19/10/2005
PMHOST	HGI	6,188	9,560	$	1.55	05/10/2005
PMHOST	HGI	18,562	28,567	$	1.54	05/10/2005

PMHOST	HGI	15,482	23,146	$	1.50	06/10/2005
PMHOST	HGI	7,558	11,242	$	1.49	07/10/2005
PMHOST	HGI	9,201	13,481	$	1.47	12/10/2005
PMHOST	HGI	14,526	21,586	$	1.49	13/10/2005
PMHOST	HGI	17,652	26,478	$	1.50	14/10/2005
PMHOST	HGI	8,771	12,886	$	1.47	17/10/2005
PMHOST	HGI	16,117	23,370	$	1.45	19/10/2005
ICIS	HGI	12,369	19,172	$	1.55	04/10/2005
ICIS	HGI	81,982	126,170	$	1.54	05/10/2005
ICIS	HGI	27,328	42,222	$	1.55	05/10/2005
ICIS	HGI	75,174	112,385	$	1.50	06/10/2005
ICIS	HGI	32,766	48,736	$	1.49	07/10/2005
ICIS	HGI	24,702	36,902	$	1.49	10/10/2005
ICIS	HGI	14,821	21,716	$	1.47	12/10/2005
ICIS	HGI	74,783	111,128	$	1.49	13/10/2005
ICIS	HGI	66,294	99,441	$	1.50	14/10/2005
ICIS	HGI	36,204	53,191	$	1.47	17/10/2005
ICIS	HGI	65,823	95,443	$	1.45	19/10/2005
PMISF1	HGI	80,346	124,536	$	1.55	04/10/2005
PMISF1	HGI	182,063	281,287	$	1.55	05/10/2005
PMISF1	HGI	546,193	840,591	$	1.54	05/10/2005
PMISF1	HGI	424,407	634,488	$	1.50	06/10/2005
PMISF1	HGI	252,677	375,832	$	1.49	07/10/2005
PMISF1	HGI	156,797	234,239	$	1.49	10/10/2005
PMISF1	HGI	268,615	393,575	$	1.47	12/10/2005
PMISF1	HGI	500,464	743,690	$	1.49	13/10/2005
PMISF1	HGI	452,393	678,590	$	1.50	14/10/2005
PMISF1	HGI	245,495	360,681	$	1.47	17/10/2005
PMISF1	HGI	447,245	648,505	$	1.45	19/10/2005
PMSTA	HGI	43,312	66,657	$	1.54	05/10/2005
PMSTA	HGI	14,437	22,305	$	1.55	05/10/2005
PMSTA	HGI	38,484	57,534	$	1.50	06/10/2005
PMSTA	HGI	23,163	33,938	$	1.47	12/10/2005
PMSTA	HGI	24,956	37,085	$	1.49	13/10/2005
PMSTA	HGI	37,307	55,961	$	1.50	14/10/2005
PMSTA	HGI	23,111	33,955	$	1.47	17/10/2005
PMSTA	HGI	37,537	54,429	$	1.45	19/10/2005
SMF	HGI	17,788	27,376	$	1.54	05/10/2005
SMF	HGI	5,930	9,162	$	1.55	05/10/2005
SMF	HGI	15,528	23,214	$	1.50	06/10/2005
SMF	HGI	11,738	17,459	$	1.49	07/10/2005
SMF	HGI	- 499,293	- 751,436	$	1.51	12/10/2005
SMF	HGI	12,937	19,224	$	1.49	13/10/2005
SMF	HGI	78,577	117,866	$	1.50	14/10/2005
SMF	HGI	4,538	6,667	$	1.47	17/10/2005
SMF	HGI	1,489	2,181	$	1.47	18/10/2005
SMF	HGI	16,114	23,365	$	1.45	19/10/2005
SMF	HGI	2,628	3,824	$	1.46	19/10/2005
SSCEF	HGI	7,291	11,221	$	1.54	05/10/2005
SSCEF	HGI	2,431	3,756	$	1.55	05/10/2005
SSCEF	HGI	6,102	9,122	$	1.50	06/10/2005
SSCEF	HGI	3,066	4,560	$	1.49	07/10/2005
SSCEF	HGI	3,536	5,181	$	1.47	12/10/2005
SSCEF	HGI	5,706	8,479	$	1.49	13/10/2005
SSCEF	HGI	6,400	9,600	$	1.50	14/10/2005
SSCEF	HGI	3,938	5,786	$	1.47	17/10/2005

SSCEF	HGI	6,394	9,271	$	1.45	19/10/2005
TEL	HGI	58,236	89,625	$	1.54	05/10/2005
TEL	HGI	19,412	29,992	$	1.55	05/10/2005
TEL	HGI	50,768	75,898	$	1.50	06/10/2005
TEL	HGI	38,326	57,006	$	1.49	07/10/2005
TEL	HGI	34,187	50,091	$	1.47	12/10/2005
TEL	HGI	62,354	92,658	$	1.49	13/10/2005
TEL	HGI	67,286	100,929	$	1.50	14/10/2005
TEL	HGI	23,517	34,551	$	1.47	17/10/2005
TEL	HGI	8,236	12,066	$	1.47	18/10/2005
TEL	HGI	73,455	106,510	$	1.45	19/10/2005
TEL	HGI	11,974	17,422	$	1.46	19/10/2005
ICIS	HGI	39,295	58,447	$	1.49	07/10/2005
ICIS	HGI	26,301	39,291	$	1.49	10/10/2005
ICIS	HGI	35,679	52,277	$	1.47	12/10/2005
ICIS	HGI	71,286	105,931	$	1.49	13/10/2005
ICIS	HGI	69,577	104,366	$	1.50	14/10/2005
ICIS	HGI	35,707	52,461	$	1.47	17/10/2005
ICIS	HGI	69,528	100,816	$	1.45	19/10/2005
PMISF2	HGI	252,494	375,560	$	1.49	07/10/2005
PMISF2	HGI	168,963	252,414	$	1.49	10/10/2005
PMISF2	HGI	230,293	337,425	$	1.47	12/10/2005
PMISF2	HGI	459,756	683,197	$	1.49	13/10/2005
PMISF2	HGI	448,516	672,774	$	1.50	14/10/2005
PMISF2	HGI	230,003	337,920	$	1.47	17/10/2005
PMISF2	HGI	449,047	651,118	$	1.45	19/10/2005
PIEFM6	HGI	30,696	45,657	$	1.49	07/10/2005
PIEFM6	HGI	20,484	30,601	$	1.49	10/10/2005
PIEFM6	HGI	28,040	41,084	$	1.47	12/10/2005
PIEFM6	HGI	55,770	82,874	$	1.49	13/10/2005
PIEFM6	HGI	54,664	81,996	$	1.50	14/10/2005
PIEFM6	HGI	27,771	40,801	$	1.47	17/10/2005
PIEFM6	HGI	53,991	78,287	$	1.45	19/10/2005
CBAISF	HGI	26,078	38,788	$	1.49	07/10/2005
CBAISF	HGI	17,604	26,299	$	1.49	10/10/2005
CBAISF	HGI	930	1,367	$	1.47	11/10/2005
CBAISF	HGI	23,295	34,132	$	1.47	12/10/2005
CBAISF	HGI	47,804	71,037	$	1.49	13/10/2005
CBAISF	HGI	47,243	70,865	$	1.50	14/10/2005
CBAISF	HGI	23,827	35,007	$	1.47	17/10/2005
CBAISF	HGI	47,434	68,779	$	1.45	19/10/2005
PCREN	HGI	8,343	12,431	$	1.49	07/10/2005
PCREN	HGI	9,138	13,655	$	1.49	10/10/2005
PCREN	HGI	14,842	21,698	$	1.46	11/10/2005
PCREN	HGI	22,437	32,805	$	1.46	11/10/2005
PCREN	HGI	12,110	18,012	$	1.49	12/10/2005
PCREN	HGI	14,858	22,250	$	1.50	13/10/2005
PCREN	HGI	7,522	11,245	$	1.50	13/10/2005
PCREN	HGI	5,452	8,178	$	1.50	14/10/2005
PCREN	HGI	27,842	41,109	$	1.48	17/10/2005
PCREN	HGI	22,044	32,294	$	1.47	18/10/2005
SSREN	HGI	11,396	16,980	$	1.49	07/10/2005
SSREN	HGI	12,482	18,652	$	1.49	10/10/2005
SSREN	HGI	20,270	29,633	$	1.46	11/10/2005
SSREN	HGI	30,643	44,803	$	1.46	11/10/2005
SSREN	HGI	16,538	24,599	$	1.49	12/10/2005

SSREN	HGI	10,275	15,361	$	1.50	13/10/2005
SSREN	HGI	20,296	30,393	$	1.50	13/10/2005
SSREN	HGI	7,445	11,168	$	1.50	14/10/2005
SSREN	HGI	38,025	56,144	$	1.48	17/10/2005
SSREN	HGI	30,116	44,120	$	1.47	18/10/2005

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme HENDERSON GROUP PLC

ACN/ARSN 106 988 836

1. Details of substantial holder (1)

Name PERPETUAL TRUSTEES AUSTRALIA LIMITED

ACN (if applicable) 000 431 827

There was a change in the interests of the Substantial holder on _03_/_10_/_2005__

The previous notice was given to the company on _29_/_06_/_2005__

The previous notice was dated _28_/_06_/_2005__

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	**143,325,433**	**12.43%**	**157,103,458**	**13.62%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name **GLENDA CHARLES** Capacity **ASST. COMPANY SECRETARY**

Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML) as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Investments) RBC Globabl Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Investments) GPO Box 5424 Sydney NSW 2001
GSF	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
ICAS	RBC Global Services Australia Nominess Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
ICIS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
ICSC	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
PCEF	RBC Global Services Australia Nominees Pty Limited Account Code: PICEF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code PIWGAS RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Global Services Australia Nominees Pty Ltd ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PMISF1	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMISF1 A/C> GPO Box 5424 Sydney NSW 2001
PMISF2	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5424 Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PMISF2 A/C> GPO Box 5424 Sydney NSW 2001

PMISFJ	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISFJ GPO Box 5424 Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PMISFJ A/C> GPO Box 5424 Sydney NSW 2001
PMSCA	RBC Global Services Australia Nominees Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PMWSCM	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCM GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSCM A/C> GPO Box 5424 Sydney NSW 2001
PMWSCS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCS GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSCS A/C> GPO Box 5424 Sydney NSW 2001
PMWSRF	RBC Global Services Australia Nominess Pty Limited ACF: Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSRF A/C> GPO Box 5424 Sydney NSW 2001
PPSF	RBC Global Services Australia Nominees Pty Limited ATF: Perpetual Property Securities Fund Account Code: PIPSF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PWSCF	RBC Global Services Australia Nominess Pty Limited. ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001

Perpetual Investments Management Limited (PIML) as Trustee for:

ALL 'SS' CODES	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Super) GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Super) GPO Box 5424 Sydney NSW 2001

Perpetual Investments Management Limited (PIML) under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account. Account Code: PIAMC RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16. 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund. Account Code: PIARF RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd. ACF: Commonwealth Aust Shares Fund 4. Account Code:PICISF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd. A/C EASS04 GPO Box 764G. Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF NSW Treasury Corporation Account Code: PINSWT RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P.O. Box R209, Royal Exchange, Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury. Account Code: PIACT RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIEFM6	Cogent Nominees Pty Ltd ACF EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C: WTXME6 P.O. Box R209, Royal Exchange, Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16, 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Global Services Australia Nominees Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	BNP Paribas Securities Services ACF: PI United Sector Leaders Property Fund. Account Code: PIJUTD RBC Global Services Australia Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C: USLJFP GPO Box 4270, Sydney NSW 2000
PIMIT	Guardian TrustAustralia Ltd ACF: Perpetual James Fielding Meridian Investment Trust Account code PIMIT RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Global Services Australia Nominees Pty Limited ACF: SAS Trustee Corporation. Account Code: PISTCF GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Global Services Australia Nominees Pty Limited. GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15, 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G, Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7, Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001

PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C: 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Global Services Australia Nominees Pty Limited GPO Box 5424, Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTCO	Perpetual Trustee Co. Limited Account Code: PTPCO RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTQLD RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
QITE2	RBC Global Services Australia Nominees Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
SMF	BNP Paribas Securities Services ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C USLPEE. GPO Box R209, Royal Exchange, Sydney NSW 2000
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000

T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

PRESENT RELEVENT INTERESTS

Summary (Perpetual Trustees)

File

HGI (Henderson Group Plc) | Portfolios

Portfolio	Fund	Holdings
✔ AMCORP	PM	1,280,332
✔ ARF	PM	5,593,107
✔ GSF	PM	16,515,662
✔ ICAS	PM	2,501,497
✔ ICIS	PM	10,667,121
✔ NSWTC	PM	2,252,501
✔ PCEF	PM	7,078,220
✔ SMF	PM	1,518,716
✔ TEL	PM	4,958,573
✔ T2	PCD	2,907
✔ T7	PCD	3,980
✔ PMCBUS	PM	3,504,497
✔ PMHOST	PM	1,435,095
✔ PMSTA	PM	3,334,350
✔ PMCGSF	PM	1,938,731
✔ CBAISF	PM	7,220,577
✔ PMISF1	PM	69,450,837
✔ PIWGAF	PM	2,939,850
✔ PIWSPF	PM	399,447
✔ PIACT	PM	1,051,933
✔ PIFIJI	PM	398,246
✔ SSCEF	SS	563,287
✔ SSCCM	SS	87,012
✔ PIHEST	PM	2,512,752
✔ PCCEF	PC	474,056
✔ PCCCM	PC	64,713
✔ PIEFM6	PM	8,389,769
✔ PIWCPF	PM	751,404
✔ PISTCF	PM	189,992
✔ PIWQLS	PM	24,294

CHANGES IN RELEVANT INTERESTS

Account	Security	Volume	Value	Price	AsAtDate
AMCORP	HGI	18,218	26,780	$ 1.47	07/07/2005
AMCORP	HGI	6,035	8,871	$ 1.47	07/07/2005
AMCORP	HGI	- 7,303	- 11,502	$ 1.58	03/08/2005
AMCORP	HGI	- 18,856	- 30,009	$ 1.59	04/08/2005
AMCORP	HGI	- 38	- 60	$ 1.59	04/08/2005
AMCORP	HGI	- 8,092	- 12,920	$ 1.60	05/08/2005
AMCORP	HGI	11,046	18,005	$ 1.63	30/08/2005
AMCORP	HGI	41,330	67,368	$ 1.63	30/08/2005
AMCORP	HGI	25,046	40,925	$ 1.63	31/08/2005
AMCORP	HGI	6,696	10,914	$ 1.63	31/08/2005
AMCORP	HGI	32,066	53,069	$ 1.66	01/09/2005
AMCORP	HGI	14,204	23,579	$ 1.66	02/09/2005
AMCORP	HGI	98,222	158,629	$ 1.62	05/09/2005
AMCORP	HGI	- 67,113	- 108,247	$ 1.61	06/09/2005
AMCORP	HGI	- 39,609	- 63,818	$ 1.61	07/09/2005
AMCORP	HGI	- 16,447	- 26,506	$ 1.61	07/09/2005
AMCORP	HGI	- 21,862	- 35,366	$ 1.62	20/09/2005
AMCORP	HGI	34,500	55,545	$ 1.61	20/09/2005
AMCORP	HGI	4,032	6,371	$ 1.58	23/09/2005
AMCORP	HGI	9,695	15,512	$ 1.60	29/09/2005
AMCORP	HGI	40,872	63,928	$ 1.56	03/10/2005
ARF	HGI	25,453	37,416	$ 1.47	07/07/2005
ARF	HGI	76,836	112,949	$ 1.47	07/07/2005
ARF	HGI	- 30,801	- 48,512	$ 1.58	03/08/2005
ARF	HGI	- 79,505	- 126,532	$ 1.59	04/08/2005
ARF	HGI	- 161	- 256	$ 1.59	04/08/2005
ARF	HGI	- 34,119	- 54,474	$ 1.60	05/08/2005
ARF	HGI	39,703	64,716	$ 1.63	30/08/2005
ARF	HGI	148,550	242,137	$ 1.63	30/08/2005
ARF	HGI	28,035	45,697	$ 1.63	31/08/2005
ARF	HGI	104,856	171,335	$ 1.63	31/08/2005
ARF	HGI	134,440	222,498	$ 1.66	01/09/2005
ARF	HGI	59,485	98,745	$ 1.66	02/09/2005
ARF	HGI	411,233	664,141	$ 1.62	05/09/2005
ARF	HGI	- 281,031	- 453,275	$ 1.61	06/09/2005
ARF	HGI	- 70,780	- 114,069	$ 1.61	07/09/2005
ARF	HGI	110,972	178,665	$ 1.61	20/09/2005
ARF	HGI	16,882	26,674	$ 1.58	23/09/2005
ARF	HGI	42,981	68,770	$ 1.60	29/09/2005
ARF	HGI	178,559	279,284	$ 1.56	03/10/2005
GSF	HGI	- 584,789	- 859,640	$ 1.47	07/07/2005
GSF	HGI	456,299	682,167	$ 1.50	21/07/2005
GSF	HGI	99,798	151,194	$ 1.52	02/08/2005
GSF	HGI	- 9,198	- 14,487	$ 1.58	03/08/2005
GSF	HGI	- 230,759	- 367,253	$ 1.59	04/08/2005
GSF	HGI	- 466	- 742	$ 1.59	04/08/2005
GSF	HGI	- 98,182	- 156,757	$ 1.60	05/08/2005
GSF	HGI	492,630	802,987	$ 1.63	30/08/2005
GSF	HGI	131,666	214,616	$ 1.63	30/08/2005
GSF	HGI	81,364	132,623	$ 1.63	31/08/2005
GSF	HGI	304,305	497,234	$ 1.63	31/08/2005
GSF	HGI	416,668	689,586	$ 1.66	01/09/2005

GSF	HGI		181,882		301,924	$	1.66	02/09/2005
GSF	HGI		1,215,096		1,962,380	$	1.62	05/09/2005
GSF	HGI	-	826,808	-	1,333,559	$	1.61	06/09/2005
GSF	HGI	-	188,613	-	303,969	$	1.61	07/09/2005
GSF	HGI		328,072		528,196	$	1.61	20/09/2005
GSF	HGI		70,071		110,712	$	1.58	23/09/2005
GSF	HGI		133,379		213,406	$	1.60	29/09/2005
GSF	HGI		537,274		840,350	$	1.56	03/10/2005
ICAS	HGI		7,701		11,128	$	1.45	04/07/2005
ICAS	HGI		28,845		42,402	$	1.47	07/07/2005
ICAS	HGI		9,555		14,046	$	1.47	07/07/2005
ICAS	HGI	-	3,722	-	5,862	$	1.58	03/08/2005
ICAS	HGI	-	35,148	-	55,938	$	1.59	04/08/2005
ICAS	HGI	-	71	-	113	$	1.59	04/08/2005
ICAS	HGI	-	14,259	-	22,766	$	1.60	05/08/2005
ICAS	HGI		78,493		127,944	$	1.63	30/08/2005
ICAS	HGI		20,979		34,196	$	1.63	30/08/2005
ICAS	HGI		47,780		78,073	$	1.63	31/08/2005
ICAS	HGI		12,775		20,823	$	1.63	31/08/2005
ICAS	HGI		57,634		95,384	$	1.66	01/09/2005
ICAS	HGI		27,477		45,612	$	1.66	02/09/2005
ICAS	HGI		179,888		290,519	$	1.62	05/09/2005
ICAS	HGI	-	125,609	-	202,595	$	1.61	06/09/2005
ICAS	HGI	-	29,339	-	47,283	$	1.61	07/09/2005
ICAS	HGI		48,827		78,611	$	1.61	20/09/2005
ICAS	HGI		7,735		12,221	$	1.58	23/09/2005
ICAS	HGI		17,708		28,333	$	1.60	29/09/2005
ICAS	HGI		81,216		127,030	$	1.56	03/10/2005
NSWTC	HGI		69,448		100,352	$	1.45	04/07/2005
NSWTC	HGI		30,051		44,175	$	1.47	07/07/2005
NSWTC	HGI		9,955		14,634	$	1.47	07/07/2005
NSWTC	HGI	-	12,414	-	19,552	$	1.58	03/08/2005
NSWTC	HGI	-	29,174	-	46,430	$	1.59	04/08/2005
NSWTC	HGI	-	59	-	94	$	1.59	04/08/2005
NSWTC	HGI	-	12,509	-	19,972	$	1.60	05/08/2005
NSWTC	HGI		95,718		152,670	$	1.60	23/08/2005
NSWTC	HGI		116,261		189,505	$	1.63	30/08/2005
NSWTC	HGI		31,073		50,649	$	1.63	30/08/2005
NSWTC	HGI		42,236		69,014	$	1.63	31/08/2005
NSWTC	HGI		11,293		18,408	$	1.63	31/08/2005
NSWTC	HGI		53,474		88,499	$	1.66	01/09/2005
NSWTC	HGI		24,051		39,925	$	1.66	02/09/2005
NSWTC	HGI		165,985		268,066	$	1.62	05/09/2005
NSWTC	HGI	-	113,310	-	182,758	$	1.61	06/09/2005
NSWTC	HGI	-	29,179	-	47,025	$	1.61	07/09/2005
NSWTC	HGI		43,223		69,589	$	1.61	20/09/2005
NSWTC	HGI		6,813		10,765	$	1.58	23/09/2005
NSWTC	HGI		17,107		27,371	$	1.60	29/09/2005
NSWTC	HGI		71,763		112,245	$	1.56	03/10/2005
PCCEF	HGI		9,983		14,925	$	1.50	21/07/2005
PCCEF	HGI		1,270		1,924	$	1.52	02/08/2005
PCCEF	HGI	-	768	-	1,210	$	1.58	03/08/2005
PCCEF	HGI	-	8,777	-	13,969	$	1.59	04/08/2005
PCCEF	HGI	-	18	-	29	$	1.59	04/08/2005
PCCEF	HGI	-	4,280	-	6,833	$	1.60	05/08/2005
PCCEF	HGI	-	62,854	-	98,656	$	1.57	09/08/2005

PCCEF	HGI	16,104	25,953	$	1.61	11/08/2005
PCCEF	HGI	11,030	17,758	$	1.61	11/08/2005
PCCEF	HGI	730	1,164	$	1.60	23/08/2005
PCCEF	HGI	12,838	20,926	$	1.63	30/08/2005
PCCEF	HGI	3,431	5,593	$	1.63	30/08/2005
PCCEF	HGI	2,945	4,800	$	1.63	31/08/2005
PCCEF	HGI	11,014	17,997	$	1.63	31/08/2005
PCCEF	HGI	10,494	17,368	$	1.66	01/09/2005
PCCEF	HGI	4,849	8,049	$	1.66	02/09/2005
PCCEF	HGI	39,242	63,376	$	1.62	05/09/2005
PCCEF	HGI	- 11,133	- 18,149	$	1.63	05/09/2005
PCCEF	HGI	- 5,281	- 8,511	$	1.61	07/09/2005
PCCEF	HGI	- 760	- 1,246	$	1.64	08/09/2005
PCCEF	HGI	2,872	4,595	$	1.60	29/09/2005
PCCEF	HGI	16,519	25,837	$	1.56	03/10/2005
PCEF	HGI	30,175	43,603	$	1.45	04/07/2005
PCEF	HGI	95,229	142,367	$	1.50	21/07/2005
PCEF	HGI	19,700	29,846	$	1.52	02/08/2005
PCEF	HGI	- 7,521	- 11,846	$	1.58	03/08/2005
PCEF	HGI	- 110,726	- 176,220	$	1.59	04/08/2005
PCEF	HGI	- 224	- 357	$	1.59	04/08/2005
PCEF	HGI	- 37,233	- 59,446	$	1.60	05/08/2005
PCEF	HGI	257,268	414,613	$	1.61	11/08/2005
PCEF	HGI	176,213	283,703	$	1.61	11/08/2005
PCEF	HGI	40,734	64,971	$	1.60	23/08/2005
PCEF	HGI	54,048	88,098	$	1.63	30/08/2005
PCEF	HGI	202,222	329,622	$	1.63	30/08/2005
PCEF	HGI	167,929	274,396	$	1.63	31/08/2005
PCEF	HGI	44,900	73,187	$	1.63	31/08/2005
PCEF	HGI	157,351	260,416	$	1.66	01/09/2005
PCEF	HGI	74,771	124,120	$	1.66	02/09/2005
PCEF	HGI	586,189	946,695	$	1.62	05/09/2005
PCEF	HGI	- 165,861	- 270,387	$	1.63	05/09/2005
PCEF	HGI	- 72,706	- 117,173	$	1.61	07/09/2005
PCEF	HGI	- 7,345	- 12,046	$	1.64	08/09/2005
PCEF	HGI	- 93,101	- 150,200	$	1.61	20/09/2005
PCEF	HGI	66,367	104,860	$	1.58	23/09/2005
PCEF	HGI	72,794	116,470	$	1.60	29/09/2005
PCEF	HGI	251,603	393,532	$	1.56	03/10/2005
PIACT	HGI	2,833	4,094	$	1.45	04/07/2005
PIACT	HGI	15,872	23,729	$	1.50	21/07/2005
PIACT	HGI	2,387	3,616	$	1.52	02/08/2005
PIACT	HGI	- 1,501	- 2,364	$	1.58	03/08/2005
PIACT	HGI	- 16,545	- 26,331	$	1.59	04/08/2005
PIACT	HGI	- 34	- 54	$	1.59	04/08/2005
PIACT	HGI	- 8,047	- 12,848	$	1.60	05/08/2005
PIACT	HGI	37,845	60,991	$	1.61	11/08/2005
PIACT	HGI	25,921	41,733	$	1.61	11/08/2005
PIACT	HGI	717	1,144	$	1.60	23/08/2005
PIACT	HGI	7,810	12,730	$	1.63	30/08/2005
PIACT	HGI	29,219	47,627	$	1.63	30/08/2005
PIACT	HGI	6,534	10,650	$	1.63	31/08/2005
PIACT	HGI	24,440	39,935	$	1.63	31/08/2005
PIACT	HGI	23,291	38,547	$	1.66	01/09/2005
PIACT	HGI	10,761	17,863	$	1.66	02/09/2005
PIACT	HGI	87,080	140,634	$	1.62	05/09/2005

PIACT	HGI	-	24,749	-	40,346	$	1.63	05/09/2005
PIACT	HGI	-	11,717	-	18,883	$	1.61	07/09/2005
PIACT	HGI	-	1,688	-	2,768	$	1.64	08/09/2005
PIACT	HGI		6,375		10,200	$	1.60	29/09/2005
PIACT	HGI		36,658		57,337	$	1.56	03/10/2005
PIEFM6	HGI		177,145		250,607	$	1.41	30/06/2005
PIEFM6	HGI		142,544		208,727	$	1.46	26/07/2005
PIEFM6	HGI	-	135,387	-	218,758	$	1.62	11/08/2005
PIEFM6	HGI		21,568		34,401	$	1.60	23/08/2005
PIEFM6	HGI		19,401		30,945	$	1.60	24/08/2005
PIEFM6	HGI		42,509		68,427	$	1.61	25/08/2005
PIEFM6	HGI		26,437		43,092	$	1.63	26/08/2005
PIEFM6	HGI		19,826		32,102	$	1.62	29/08/2005
PIEFM6	HGI		2,655,304		4,301,592	$	1.62	31/08/2005
PIEFM6	HGI		266,002		429,593	$	1.62	05/09/2005
PIEFM6	HGI		133,151		215,705	$	1.62	16/09/2005
PIEFM6	HGI		145,569		232,910	$	1.60	19/09/2005
PIEFM6	HGI		35,708		55,851	$	1.56	03/10/2005
PIEFM6	HGI	-	86,387	-	129,581	$	1.50	08/07/2005
PIEFM6	HGI	-	121,616	-	180,125	$	1.48	08/07/2005
PIEFM6	HGI	-	49,037	-	73,065	$	1.49	11/07/2005
PIEFM6	HGI	-	56,998	-	85,161	$	1.49	12/07/2005
PIEFM6	HGI	-	12,663	-	18,938	$	1.50	13/07/2005
PIEFM6	HGI	-	254,098	-	379,165	$	1.49	14/07/2005
PIEFM6	HGI		54,401		78,609	$	1.45	04/07/2005
PIEFM6	HGI		89,898		132,150	$	1.47	07/07/2005
PIEFM6	HGI		29,780		43,777	$	1.47	07/07/2005
PIEFM6	HGI		41,538		62,099	$	1.50	21/07/2005
PIEFM6	HGI	-	19,706	-	31,037	$	1.58	03/08/2005
PIEFM6	HGI	-	34,530	-	54,955	$	1.59	04/08/2005
PIEFM6	HGI	-	1,325	-	2,109	$	1.59	04/08/2005
PIEFM6	HGI	-	16,418	-	26,213	$	1.60	05/08/2005
PIEFM6	HGI	-	2,655,304	-	4,301,592	$	1.62	31/08/2005
PIFIJI	HGI		1,020		1,499	$	1.47	07/07/2005
PIFIJI	HGI		3,079		4,526	$	1.47	07/07/2005
PIFIJI	HGI		2,924		4,371	$	1.50	21/07/2005
PIFIJI	HGI	-	124	-	195	$	1.58	03/08/2005
PIFIJI	HGI	-	5,085	-	8,093	$	1.59	04/08/2005
PIFIJI	HGI	-	10	-	16	$	1.59	04/08/2005
PIFIJI	HGI	-	1,843	-	2,943	$	1.60	05/08/2005
PIFIJI	HGI		16,098		26,240	$	1.63	30/08/2005
PIFIJI	HGI		4,303		7,014	$	1.63	30/08/2005
PIFIJI	HGI		8,506		13,899	$	1.63	31/08/2005
PIFIJI	HGI		2,274		3,707	$	1.63	31/08/2005
PIFIJI	HGI		9,891		16,370	$	1.66	01/09/2005
PIFIJI	HGI		7,160		11,886		1.66	02/09/2005
PIFIJI	HGI	-	18,662	-	30,100		1.6129	06/09/2005
PIFIJI	HGI		28,982		46,661		1.61	20/09/2005
PIFIJI	HGI		2,184		3,451		1.58	23/09/2005
PIFIJI	HGI		3,794		6,070		1.6	29/09/2005
PIFIJI	HGI		10,372		16,223		1.5641	03/10/2005
PIHEST	HGI		7,789		11,255		1.445	04/07/2005
PIHEST	HGI		42,965		64,233		1.495	21/07/2005
PIHEST	HGI		6,460		9,787		1.515	02/08/2005
PIHEST	HGI	-	3,902	-	6,146		1.575	03/08/2005
PIHEST	HGI	-	44,720	-	71,172		1.5915	04/08/2005

PIHEST	HGI	-	90	-	143	1.5915	04/08/2005
PIHEST	HGI	-	21,750	-	34,726	1.5966	05/08/2005
PIHEST	HGI		70,064		112,803	1.61	11/08/2005
PIHEST	HGI		102,294		164,857	1.6116	11/08/2005
PIHEST	HGI		4,375		6,978	1.595	23/08/2005
PIHEST	HGI		77,041		125,577	1.63	30/08/2005
PIHEST	HGI		20,591		33,563	1.63	30/08/2005
PIHEST	HGI		66,054		107,932	1.634	31/08/2005
PIHEST	HGI		17,661		28,787	1.63	31/08/2005
PIHEST	HGI		62,952		104,186	1.655	01/09/2005
PIHEST	HGI		29,082		48,276	1.66	02/09/2005
PIHEST	HGI		235,389		380,153	1.615	05/09/2005
PIHEST	HGI	-	66,800	-	108,897	1.6302	05/09/2005
PIHEST	HGI	-	31,668	-	51,036	1.6116	07/09/2005
PIHEST	HGI	-	4,564	-	7,485	1.64	08/09/2005
PIHEST	HGI	-	331,403	-	531,902	1.605	19/09/2005
PIHEST	HGI		8,087		12,777	1.58	23/09/2005
PIHEST	HGI		21,454		34,326	1.6	29/09/2005
PIHEST	HGI		87,577		136,979	1.5641	03/10/2005
PIWGAF	HGI		53,178		76,842	1.445	04/07/2005
PIWGAF	HGI		9,975		14,663	1.47	07/07/2005
PIWGAF	HGI		30,112		44,265	1.47	07/07/2005
PIWGAF	HGI		114,358		168,106	1.47	25/07/2005
PIWGAF	HGI	-	32,035	-	50,455	1.575	03/08/2005
PIWGAF	HGI	-	33,745	-	53,705	1.5915	04/08/2005
PIWGAF	HGI	-	68	-	108	1.5915	04/08/2005
PIWGAF	HGI	-	15,531	-	24,797	1.5966	05/08/2005
PIWGAF	HGI		90,815		147,874	1.6283	12/08/2005
PIWGAF	HGI		76,965		125,453	1.63	30/08/2005
PIWGAF	HGI		20,570		33,529	1.63	30/08/2005
PIWGAF	HGI		51,825		84,682	1.634	31/08/2005
PIWGAF	HGI		13,856		22,585	1.63	31/08/2005
PIWGAF	HGI		59,980		99,267	1.655	01/09/2005
PIWGAF	HGI		32,803		54,453	1.66	02/09/2005
PIWGAF	HGI		182,643		294,968	1.615	05/09/2005
PIWGAF	HGI	-	125,739	-	202,804	1.6129	06/09/2005
PIWGAF	HGI		85,649		138,075	1.6121	07/09/2005
PIWGAF	HGI	-	33,872	-	54,588	1.6116	07/09/2005
PIWGAF	HGI		120,533		192,708	1.5988	19/09/2005
PIWGAF	HGI		61,633		99,229	1.61	20/09/2005
PIWGAF	HGI		14,468		22,859	1.58	23/09/2005
PIWGAF	HGI		101,307		162,922	1.6082	27/09/2005
PIWGAF	HGI		30,059		48,094	1.6	29/09/2005
PIWGAF	HGI		85,159		134,730	1.5821	30/09/2005
PIWGAF	HGI		97,114		151,896	1.5641	03/10/2005
PIWSPF	HGI		14,295		20,656	1.445	04/07/2005
PIWSPF	HGI		652		958	1.47	07/07/2005
PIWSPF	HGI		1,967		2,891	1.47	07/07/2005
PIWSPF	HGI		7,133		10,664	1.495	21/07/2005
PIWSPF	HGI		12,098		18,328	1.515	02/08/2005
PIWSPF	HGI	-	128	-	202	1.575	03/08/2005
PIWSPF	HGI	-	6,334	-	10,081	1.5915	04/08/2005
PIWSPF	HGI	-	13	-	21	1.5915	04/08/2005
PIWSPF	HGI	-	803	-	1,282	1.5966	05/08/2005
PIWSPF	HGI		19,304		31,466	1.63	30/08/2005
PIWSPF	HGI		5,160		8,411	1.63	30/08/2005

PIWSPF	HGI	8,023	13,110	1.634	31/08/2005
PIWSPF	HGI	2,145	3,496	1.63	31/08/2005
PIWSPF	HGI	9,089	15,042	1.655	01/09/2005
PIWSPF	HGI	3,855	6,399	1.66	02/09/2005
PIWSPF	HGI	28,447	45,942	1.615	05/09/2005
PIWSPF	HGI	- 19,044	- 30,716	1.6129	06/09/2005
PIWSPF	HGI	- 2,037	- 3,283	1.6116	07/09/2005
PIWSPF	HGI	19,739	31,780	1.61	20/09/2005
PIWSPF	HGI	2,421	3,825	1.58	23/09/2005
PIWSPF	HGI	5,673	9,077	1.6	29/09/2005
PIWSPF	HGI	13,515	21,139	1.5641	03/10/2005
PMCBUS	HGI	11,750	16,979	1.445	04/07/2005
PMCBUS	HGI	64,777	96,842	1.495	21/07/2005
PMCBUS	HGI	9,705	14,703	1.515	02/08/2005
PMCBUS	HGI	- 5,877	- 9,256	1.575	03/08/2005
PMCBUS	HGI	- 67,328	- 107,153	1.5915	04/08/2005
PMCBUS	HGI	- 136	- 216	1.5915	04/08/2005
PMCBUS	HGI	- 32,750	- 52,289	1.5966	05/08/2005
PMCBUS	HGI	- 601,033	- 952,637	1.585	10/08/2005
PMCBUS	HGI	93,983	151,313	1.61	11/08/2005
PMCBUS	HGI	137,216	221,137	1.6116	11/08/2005
PMCBUS	HGI	2,161	3,447	1.595	23/08/2005
PMCBUS	HGI	94,943	154,757	1.63	30/08/2005
PMCBUS	HGI	25,376	41,363	1.63	30/08/2005
PMCBUS	HGI	81,418	133,037	1.634	31/08/2005
PMCBUS	HGI	21,769	35,483	1.63	31/08/2005
PMCBUS	HGI	77,608	128,441	1.655	01/09/2005
PMCBUS	HGI	35,846	59,504	1.66	02/09/2005
PMCBUS	HGI	289,797	468,022	1.615	05/09/2005
PMCBUS	HGI	- 81,996	- 133,670	1.6302	05/09/2005
PMCBUS	HGI	- 39,031	- 62,902	1.6116	07/09/2005
PMCBUS	HGI	- 5,619	- 9,215	1.64	08/09/2005
PMCBUS	HGI	21,207	33,931	1.6	29/09/2005
PMCBUS	HGI	122,129	191,022	1.5641	03/10/2005
PMCGSF	HGI	25,988	38,202	1.47	07/07/2005
PMCGSF	HGI	8,609	12,655	1.47	07/07/2005
PMCGSF	HGI	17,104	25,913	1.515	02/08/2005
PMCGSF	HGI	- 1,156	- 1,821	1.575	03/08/2005
PMCGSF	HGI	- 27,058	- 43,063	1.5915	04/08/2005
PMCGSF	HGI	- 54	- 86	1.5915	04/08/2005
PMCGSF	HGI	- 11,649	- 18,599	1.5966	05/08/2005
PMCGSF	HGI	14,490	23,619	1.63	30/08/2005
PMCGSF	HGI	54,214	88,369	1.63	30/08/2005
PMCGSF	HGI	35,966	58,768	1.634	31/08/2005
PMCGSF	HGI	9,616	15,674	1.63	31/08/2005
PMCGSF	HGI	46,063	76,234	1.655	01/09/2005
PMCGSF	HGI	35,201	58,434	1.66	02/09/2005
PMCGSF	HGI	142,231	229,703	1.615	05/09/2005
PMCGSF	HGI	- 97,201	- 156,775	1.6129	06/09/2005
PMCGSF	HGI	- 24,467	- 39,431	1.6116	07/09/2005
PMCGSF	HGI	42,433	68,317	1.61	20/09/2005
PMCGSF	HGI	5,844	9,234	1.58	23/09/2005
PMCGSF	HGI	14,825	23,720	1.6	29/09/2005
PMCGSF	HGI	61,963	96,916	1.5641	03/10/2005
T2	HGI	1,187	-	-	-
T7	HGI	3,500	-	-	-

CBAISF	HGI	-	57,171	-	85,757	1.5	08/07/2005
CBAISF	HGI	-	80,486	-	119,208	1.4811	08/07/2005
CBAISF	HGI	-	38,301	-	57,068	1.49	11/07/2005
CBAISF	HGI	-	42,858	-	64,034	1.4941	12/07/2005
CBAISF	HGI	-	9,891	-	14,792	1.4955	13/07/2005
CBAISF	HGI	-	200,089	-	298,573	1.4922	14/07/2005
CBAISF	HGI		14,591		21,084	1.445	04/07/2005
CBAISF	HGI		24,111		35,443	1.47	07/07/2005
CBAISF	HGI		72,785		106,994	1.47	07/07/2005
CBAISF	HGI		75,664		113,118	1.495	21/07/2005
CBAISF	HGI		7,101		10,758	1.515	02/08/2005
CBAISF	HGI	-	22,992	-	36,592	1.5915	04/08/2005
CBAISF	HGI	-	5,300	-	8,435	1.5915	04/08/2005
CBAISF	HGI	-	5,645	-	9,013	1.5966	05/08/2005
CBAISF	HGI		26,949		42,984	1.595	23/08/2005
CBAISF	HGI	-	2,175,103	-	3,523,667	1.62	31/08/2005
CBAISF	HGI		292,611		413,957	1.4147	30/06/2005
CBAISF	HGI		292,000		444,336	1.5217	18/07/2005
CBAISF	HGI	-	125,035	-	202,032	1.6158	11/08/2005
CBAISF	HGI		58,505		93,315	1.595	23/08/2005
CBAISF	HGI		21,380		34,101	1.595	24/08/2005
CBAISF	HGI		51,070		82,207	1.6097	25/08/2005
CBAISF	HGI		21,556		35,136	1.63	26/08/2005
CBAISF	HGI		27,499		44,526	1.6192	29/08/2005
CBAISF	HGI		2,175,103		3,523,667	1.62	31/08/2005
CBAISF	HGI		362,469		585,387	1.615	05/09/2005
CBAISF	HGI		193,015		312,684	1.62	16/09/2005
CBAISF	HGI		133,136		213,018	1.6	19/09/2005
CBAISF	HGI		16,275		25,715	1.58	23/09/2005
CBAISF	HGI		67,529		108,046	1.6	29/09/2005
CBAISF	HGI		63,863		99,888	1.5641	03/10/2005
PMHOST	HGI		25,595		38,265	1.495	21/07/2005
PMHOST	HGI		3,259		4,937	1.515	02/08/2005
PMHOST	HGI	-	1,971	-	3,104	1.575	03/08/2005
PMHOST	HGI	-	22,567	-	35,915	1.5915	04/08/2005
PMHOST	HGI	-	46	-	73	1.5915	04/08/2005
PMHOST	HGI	-	10,978	-	17,527	1.5966	05/08/2005
PMHOST	HGI		51,628		83,204	1.6116	11/08/2005
PMHOST	HGI		35,361		56,931	1.61	11/08/2005
PMHOST	HGI		2,207		3,520	1.595	23/08/2005
PMHOST	HGI		10,392		16,939	1.63	30/08/2005
PMHOST	HGI		38,882		63,378	1.63	30/08/2005
PMHOST	HGI		33,338		54,474	1.634	31/08/2005
PMHOST	HGI		8,914		14,530	1.63	31/08/2005
PMHOST	HGI		31,772		52,583	1.655	01/09/2005
PMHOST	HGI		14,678		24,365	1.66	02/09/2005
PMHOST	HGI		118,661		191,638	1.615	05/09/2005
PMHOST	HGI	-	33,577	-	54,737	1.6302	05/09/2005
PMHOST	HGI	-	15,984	-	25,760	1.6116	07/09/2005
PMHOST	HGI	-	2,303	-	3,777	1.64	08/09/2005
PMHOST	HGI		8,697		13,915	1.6	29/09/2005
PMHOST	HGI		50,057		78,294	1.5641	03/10/2005
ICIS	HGI	-	160,929	-	238,352	1.4811	08/07/2005
ICIS	HGI	-	114,311	-	171,467	1.5	08/07/2005
ICIS	HGI	-	64,121	-	95,540	1.49	11/07/2005
ICIS	HGI	-	73,397	-	109,662	1.4941	12/07/2005

ICIS	HGI	- 16,287	- 24,357	1.4955	13/07/2005
ICIS	HGI	- 327,063	- 488,043	1.4922	14/07/2005
ICIS	HGI	22,650	33,296	1.47	07/07/2005
ICIS	HGI	68,372	100,507	1.47	07/07/2005
ICIS	HGI	41,371	61,850	1.495	21/07/2005
ICIS	HGI	- 29,421	- 46,338	1.575	03/08/2005
ICIS	HGI	- 48,312	- 76,889	1.5915	04/08/2005
ICIS	HGI	- 1,102	- 1,754	1.5915	04/08/2005
ICIS	HGI	- 23,934	- 38,213	1.5966	05/08/2005
ICIS	HGI	- 3,650,292	- 5,913,473	1.62	31/08/2005
ICIS	HGI	440,980	623,854	1.4147	30/06/2005
ICIS	HGI	107,456	157,348	1.4643	26/07/2005
ICIS	HGI	- 177,724	- 287,166	1.6158	11/08/2005
ICIS	HGI	29,151	46,496	1.595	23/08/2005
ICIS	HGI	21,280	33,942	1.595	24/08/2005
ICIS	HGI	51,614	83,083	1.6097	25/08/2005
ICIS	HGI	29,982	48,871	1.63	26/08/2005
ICIS	HGI	29,234	47,336	1.6192	29/08/2005
ICIS	HGI	3,650,292	5,913,473	1.62	31/08/2005
ICIS	HGI	393,996	636,304	1.615	05/09/2005
ICIS	HGI	160,478	259,974	1.62	16/09/2005
ICIS	HGI	177,404	283,846	1.6	19/09/2005
ICIS	HGI	24,488	39,181	1.6	29/09/2005
ICIS	HGI	50,760	79,394	1.5641	03/10/2005
PMISF1	HGI	3,048,057	4,312,086	1.4147	30/06/2005
PMISF1	HGI	- 1,671,854	- 2,701,382	1.6158	11/08/2005
PMISF1	HGI	270,025	430,690	1.595	23/08/2005
PMISF1	HGI	161,190	257,098	1.595	24/08/2005
PMISF1	HGI	368,807	593,669	1.6097	25/08/2005
PMISF1	HGI	199,996	325,993	1.63	26/08/2005
PMISF1	HGI	223,441	361,796	1.6192	29/08/2005
PMISF1	HGI	23,131,635	38,167,198	1.65	31/08/2005
PMISF1	HGI	2,277,533	3,678,216	1.615	05/09/2005
PMISF1	HGI	13,356	21,637	1.62	16/09/2005
PMISF1	HGI	543,891	870,226	1.6	19/09/2005
PMISF1	HGI	600,000	948,000	1.58	22/09/2005
PMISF1	HGI	133,725	211,286	1.58	23/09/2005
PMISF1	HGI	407,983	652,773	1.6	29/09/2005
PMISF1	HGI	349,669	546,917	1.5641	03/10/2005
PMISF2	HGI	- 742,181	- 1,113,272	1.5	08/07/2005
PMISF2	HGI	- 1,044,857	- 1,547,538	1.4811	08/07/2005
PMISF2	HGI	- 407,617	- 607,349	1.49	11/07/2005
PMISF2	HGI	- 551,070	- 823,354	1.4941	12/07/2005
PMISF2	HGI	- 100,508	- 150,310	1.4955	13/07/2005
PMISF2	HGI	- 2,018,062	- 3,011,352	1.4922	14/07/2005
PMISFJ	HGI	38,634	55,826	1.445	04/07/2005
PMISFJ	HGI	6,759	9,936	1.47	07/07/2005
PMISFJ	HGI	20,404	29,994	1.47	07/07/2005
PMISFJ	HGI	196,746	294,135	1.495	21/07/2005
PMISFJ	HGI	88,899	134,682	1.515	02/08/2005
PMISFJ	HGI	- 49,945	- 78,663	1.575	03/08/2005
PMISFJ	HGI	- 309,197	- 492,087	1.5915	04/08/2005
PMISFJ	HGI	- 3,517	- 5,597	1.5915	04/08/2005
PMISFJ	HGI	- 130,003	- 207,563	1.5966	05/08/2005
PMISFJ	HGI	45,979	73,337	1.595	23/08/2005
PMISFJ	HGI	- 23,131,635	- 38,167,198	1.65	31/08/2005

PMSTA	HGI	31,536	45,570	1.445	04/07/2005
PMSTA	HGI	23,593	35,272	1.495	21/07/2005
PMSTA	HGI	29,219	44,267	1.515	02/08/2005
PMSTA	HGI	- 50,928	- 80,212	1.575	03/08/2005
PMSTA	HGI	- 31,328	- 49,859	1.5915	04/08/2005
PMSTA	HGI	- 63	- 100	1.5915	04/08/2005
PMSTA	HGI	- 672,887	- 1,063,161	1.58	05/08/2005
PMSTA	HGI	- 17,929	- 28,625	1.5966	05/08/2005
PMSTA	HGI	106,336	171,371	1.6116	11/08/2005
PMSTA	HGI	72,833	117,261	1.61	11/08/2005
PMSTA	HGI	5,157	8,225	1.595	23/08/2005
PMSTA	HGI	24,070	39,234	1.63	30/08/2005
PMSTA	HGI	90,060	146,798	1.63	30/08/2005
PMSTA	HGI	77,054	125,906	1.634	31/08/2005
PMSTA	HGI	20,602	33,581	1.63	31/08/2005
PMSTA	HGI	73,432	121,530	1.655	01/09/2005
PMSTA	HGI	33,953	56,362	1.66	02/09/2005
PMSTA	HGI	274,623	443,516	1.615	05/09/2005
PMSTA	HGI	- 77,904	- 126,999	1.6302	05/09/2005
PMSTA	HGI	- 37,022	- 59,665	1.6116	07/09/2005
PMSTA	HGI	- 5,302	- 8,695	1.64	08/09/2005
PMSTA	HGI	36,848	58,957	1.6	29/09/2005
PMSTA	HGI	115,798	181,120	1.5641	03/10/2005
PMWSRF	HGI	9,686	14,238	1.47	07/07/2005
PMWSRF	HGI	29,240	42,983	1.47	07/07/2005
PMWSRF	HGI	- 1,110,372	- 1,660,006	1.495	21/07/2005
SMF	HGI	6,938	10,199	1.47	07/07/2005
SMF	HGI	20,942	30,785	1.47	07/07/2005
SMF	HGI	- 8,981	- 14,145	1.575	03/08/2005
SMF	HGI	- 21,557	- 34,308	1.5915	04/08/2005
SMF	HGI	- 43	- 68	1.5915	04/08/2005
SMF	HGI	- 9,277	- 14,812	1.5966	05/08/2005
SMF	HGI	40,468	65,963	1.63	30/08/2005
SMF	HGI	10,816	17,630	1.63	30/08/2005
SMF	HGI	7,621	12,422	1.63	31/08/2005
SMF	HGI	28,502	46,572	1.634	31/08/2005
SMF	HGI	36,533	60,462	1.655	01/09/2005
SMF	HGI	16,151	26,811	1.66	02/09/2005
SMF	HGI	111,720	180,428	1.615	05/09/2005
SMF	HGI	- 76,354	- 123,151	1.6129	06/09/2005
SMF	HGI	- 19,204	- 30,949	1.6116	07/09/2005
SMF	HGI	29,150	46,932	1.61	20/09/2005
SMF	HGI	4,579	7,235	1.58	23/09/2005
SMF	HGI	11,666	18,666	1.6	29/09/2005
SMF	HGI	48,620	76,047	1.5641	03/10/2005
SSCEF	HGI	10,683	15,971	1.495	21/07/2005
SSCEF	HGI	- 4,932	- 7,768	1.575	03/08/2005
SSCEF	HGI	- 9,281	- 14,771	1.5915	04/08/2005
SSCEF	HGI	- 19	- 30	1.5915	04/08/2005
SSCEF	HGI	- 4,533	- 7,237	1.5966	05/08/2005
SSCEF	HGI	21,309	34,342	1.6116	11/08/2005
SSCEF	HGI	14,595	23,498	1.61	11/08/2005
SSCEF	HGI	894	1,426	1.595	23/08/2005
SSCEF	HGI	4,282	6,980	1.63	30/08/2005
SSCEF	HGI	16,023	26,117	1.63	30/08/2005
SSCEF	HGI	13,753	22,472	1.634	31/08/2005

SSCEF	HGI		3,677		5,994	1.63	31/08/2005
SSCEF	HGI		13,100		21,681	1.655	01/09/2005
SSCEF	HGI		6,060		10,060	1.66	02/09/2005
SSCEF	HGI		49,019		79,166	1.615	05/09/2005
SSCEF	HGI	-	13,919	-	22,691	1.6302	05/09/2005
SSCEF	HGI	-	6,596	-	10,630	1.6116	07/09/2005
SSCEF	HGI	-	949	-	1,556	1.64	08/09/2005
SSCEF	HGI	-	4,205	-	6,917	1.645	14/09/2005
SSCEF	HGI	-	25,260	-	40,643	1.609	20/09/2005
SSCEF	HGI		546		863	1.58	23/09/2005
SSCEF	HGI		4,753		7,605	1.6	29/09/2005
SSCEF	HGI		19,659		30,749	1.5641	03/10/2005
TEL	HGI		22,543		33,138	1.47	07/07/2005
TEL	HGI		68,052		100,036	1.47	07/07/2005
TEL	HGI	-	27,266	-	42,944	1.575	03/08/2005
TEL	HGI	-	70,476	-	112,163	1.5915	04/08/2005
TEL	HGI	-	143	-	228	1.5915	04/08/2005
TEL	HGI	-	30,236	-	48,275	1.5966	05/08/2005
TEL	HGI		131,680		214,638	1.63	30/08/2005
TEL	HGI		35,194		57,366	1.63	30/08/2005
TEL	HGI		24,854		40,512	1.63	31/08/2005
TEL	HGI		92,955		151,888	1.634	31/08/2005
TEL	HGI		119,162		197,213	1.655	01/09/2005
TEL	HGI		52,731		87,533	1.66	02/09/2005
TEL	HGI		364,535		588,724	1.615	05/09/2005
TEL	HGI	-	249,129	-	401,820	1.6129	06/09/2005
TEL	HGI	-	62,740	-	101,112	1.6116	07/09/2005
TEL	HGI		98,302		158,266	1.61	20/09/2005
TEL	HGI		14,971		23,654	1.58	23/09/2005
TEL	HGI		38,113		60,981	1.6	29/09/2005
TEL	HGI		158,732		248,273	1.5641	03/10/2005
PMWSRF	HGI		3,000		4,545	1.515	02/08/2005
PMWSRF	HGI	-	3,000	-	4,775	1.5915	04/08/2005
PMWSRF	HGI		2,279		3,635	1.595	23/08/2005
PMWSRF	HGI		93,538		152,467	1.63	30/08/2005
PMWSRF	HGI		25,000		40,750	1.63	30/08/2005
PMWSRF	HGI		25,000		40,850	1.634	31/08/2005
PMWSRF	HGI		6,684		10,895	1.63	31/08/2005
PMWSRF	HGI		75,000		124,125	1.655	01/09/2005
PMWSRF	HGI		35,000		58,100	1.66	02/09/2005
PMWSRF	HGI		620,000		1,001,300	1.615	05/09/2005
PMWSRF	HGI	-	36,668	-	59,094	1.6116	07/09/2005
PMWSRF	HGI	-	845,833	-	1,361,791	1.61	20/09/2005
PIWQLS	HGI		24,294		40,044	1.6483	01/09/2005
PCCCM	HGI	-	3,430	-	5,385	1.57	09/08/2005
PCCCM	HGI		13,224		21,423	1.62	16/09/2005
SSCCM	HGI		17,874		28,956	1.62	16/09/2005

Henderson Group plc

Schedule 10 Notification

18 October 2005

The attached Schedule 10: Notification of major interests in shares was lodged with the London Stock Exchange today.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England No: 2072534
ABN: 20 106 988 836

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston, including all of the subsidiaries and affiliates of Credit Suisse, operating under the Credit Suisse First Boston name.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of shareholder referred to in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse First Boston Australia Equities Limited	) shareholding
Credit Suisse First Boston International	) not disclosed
Credit Suisse First Boston (Europe) Limited	)
Credit Suisse First Boston (International) Australia	)
Credit Suisse First Boston (Hong Kong) Limited	)

5. Number of shares / amount of stock acquired

Not Applicable

6. Percentage of issued class

Not Applicable

7. Number of shares / amount of stock disposed

Following disposals, Credit Suisse First Boston (as defined in 2 above) no longer has a notifiable interest in the issued share capital of the Company

8. Percentage of issued class

-

9. Class of security

Ordinary Shares

Henderson Group plc

Schedule 10 Notification

4 October 2005

The attached Schedule 10: Notification of major interest in shares, was lodged with the London Stock Exchange today.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England No: 2072534
ABN: 30 106 988 836

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston, including all of the subsidiaries and affiliates of Credit Suisse, operating under the Credit Suisse First Boston name.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of shareholder referred to in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse First Boston Australia Equities Limited	) shareholding
Credit Suisse First Boston International	) not disclosed
Credit Suisse First Boston (Europe) Limited	)

5. Number of shares / amount of stock acquired

Not Applicable

6. Percentage of issued class

Not Applicable

7. Number of shares / amount of stock disposed

Following disposals, Credit Suisse First Boston (as defined in 2 above) no longer has a notifiable interest in the issued share capital of the Company

8. Percentage of issued class

-

9. Class of security

Ordinary Shares

Henderson Group plc

Schedule 10 Notification

10 October 2005

The attached Schedule 10: Notification of major interests in shares was lodged with the London Stock Exchange today.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England No: 2072534
ABN: 20 106 988 836

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston, including all of the subsidiaries and affiliates of Credit Suisse, operating under the Credit Suisse First Boston name.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of shareholder named above, with registered holders as in 4 below

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse First Boston Australia Equities Limited	16,247,169
Credit Suisse First Boston International	79,534
Credit Suisse First Boston (Europe) Limited	20,113,924
Credit Suisse First Boston (International) Australia	2,000
Credit Suisse First Boston (Hong Kong) Limited	9,868

5. Number of shares / amount of stock acquired

36,452,495 (initial notification of notifiable interest)

6. Percentage of issued class

3.16%

7. Number of shares / amount of stock disposed

Not Applicable

8. Percentage of issued class

Not Applicable

9. Class of security

Ordinary Shares

Henderson Group plc

Update of number of securities quoted on ASX

4 October 2005

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers to the CDI register during September 2005.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Perpetual Trustees Australia Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of the shareholder named above, with registered holders as in 4 below.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

National Australia Custodian Services A/C ATPFAE 6822-16	1,280,332
JP Morgan Chase Nominees	5,593,107
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C>	16,515,662
RBC Global Services Australia Nominees Pty Limited <PIIC A/C>	2,501,497
RBC Global Services Australia Nominees Pty Limited <PIIC A/C>	10,667,121
Cogent Nominee Pty Limited	2,252,501
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C>	7,078,220
Permanent Trustee Australia Ltd <SMF 0013>	1,518,716
National Australia Custodian Services A/C 3093-15 TSPPAE	4,958,573
Perpetual Trustee Company Ltd	2,907
Perpetual Trustee Company Ltd	3,980
National Australia Custodian Services	3,504,497
JP Morgan Chase Nominees	1,435,095
National Australia Custodian Services	3,334,350
Citicorp Nominees Pty Ltd	1,938,731
Citicorp Nominees Pty Ltd	7,220,577
RBC Global Services Australia Nominees Pty Limited <PMISF1 A/C>	69,450,837
UBS Nominee Pty Ltd <Prime Broking A/C>	2,939,850
UBS Nominee Pty Ltd <Prime Broking A/C>	399,447
JP Morgan Chase Nominees	1,051,933
National Australia Custodian Services A/C FNPEAE/9353-16	398,246
RBC Global Services Australia Nominees Pty Limited <SSCEF A/C>	563,287
RBC Global Services Australia Nominees Pty Limited <SSCCM A/C>	87,012
JP Morgan Chase Nominees	2,512,752
RBC Global Services Australia Nominees Pty Limited <PCCEF A/C>	474,056
RBC Global Services Australia Nominees Pty Limited <PCCCM A/C>	64,713
Cogent Nominee Pty Limited A/C WTXME6	8,389,769
UBS Nominee Pty Ltd <Prime Broking A/C>	751,404
JP Morgan Chase Nominees	189,992
UBS Nominee Pty Ltd <Prime Broking A/C>	24,294

5. Number of shares / amount of stock acquired

63,924,418

6. Percentage of issued class

5.54%

7. Number of shares / amount of stock disposed

50,146,393

8. Percentage of issued class

4.34%

9. Class of security

Ordinary shares

10. Date of transaction

Various

11. Date company informed

10 October 2005

12. Total holding following this notification

157,103,458

13. Total percentage holding of issued class following this notification

13.61%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Jacqui Gregory
020 7818 5122

16. Name and signature of authorised company official responsible for making this notification

Jacqui Gregory
020 7818 5122

Date of notification

10 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Perpetual Trustees Australia Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of the shareholder named above, with registered holders as in 4 below.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

National Australia Custodian Services A/C ATPFAE 6822-16	1,375,098
JP Morgan Chase Nominees	6,098,798
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C>	18,211,384
RBC Global Services Australia Nominees Pty Limited <PIIC A/C>	2,730,275
RBC Global Services Australia Nominees Pty Limited <PIIC A/C>	11,526,740
Cogent Nominee Pty Limited	2,351,396
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C>	7,434,473
Permanent Trustee Australia Ltd <SMF 0013>	1,186,690
National Australia Custodian Services A/C 3093-15 TSPPAE	5,406,324
Perpetual Trustee Company Ltd	2,907
Perpetual Trustee Company Ltd	3,980
National Australia Custodian Services	3,783,103
JP Morgan Chase Nominees	1,549,152
National Australia Custodian Services	3,576,657
Citicorp Nominees Pty Ltd	2,111,834
Citicorp Nominees Pty Ltd	7,959,368
RBC Global Services Australia Nominees Pty Limited <PMISF1 A/C>	73,007,532
RBC Global Services Australia Nominees Pty Limited <PMISF2 A/C>	2,239,072
UBS Nominee Pty Ltd <Prime Broking A/C>	3,061,509
UBS Nominee Pty Ltd <Prime Broking A/C>	444,289
JP Morgan Chase Nominees	1,135,554
National Australia Custodian Services A/C FNPEAE/9353-16	432,190
RBC Global Services Australia Nominees Pty Limited <SSCEF A/C>	608,151
RBC Global Services Australia Nominees Pty Limited <SSCCM A/C>	87,012
RBC Global Services Australia Nominees Pty Limited <SSREN A/C>	197,486
JP Morgan Chase Nominees	2,712,629
RBC Global Services Australia Nominees Pty Limited <PCCEF A/C>	507,719
RBC Global Services Australia Nominees Pty Limited <PCCCM A/C>	64,713
RBC Global Services Australia Nominees Pty Limited <PCREN A/C>	144,588
Cogent Nominee Pty Limited A/C WTXME6	9,062,328
UBS Nominee Pty Ltd <Prime Broking A/C>	751,404
JP Morgan Chase Nominees	189,992
UBS Nominee Pty Ltd <Prime Broking A/C>	24,294

5. Number of shares / amount of stock acquired

13,767,518

6. Percentage of issued class

1.19%

7. Number of shares / amount of stock disposed

892,335

8. Percentage of issued class

0.08%

9. Class of security

Ordinary shares

10. Date of transaction

Various

11. Date company informed

21 October 2005

12. Total holding following this notification

169,978,641

13. Total percentage holding of issued class following this notification

14.73%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Jacqui Gregory
020 7818 5122

16. Name and signature of authorised company official responsible for making this notification

Jacqui Gregory
020 7818 5122

Date of notification

21 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston, including all of the subsidiaries and affiliates of Credit Suisse, operating under the Credit Suisse First Boston name.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of shareholder referred to in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse First Boston Australia Equities Limited	) shareholding
Credit Suisse First Boston International	) not disclosed
Credit Suisse First Boston (Europe) Limited	)
Credit Suisse First Boston (International) Australia	)
Credit Suisse First Boston (Hong Kong) Limited	)

5. Number of shares / amount of stock acquired

Not Applicable

6. Percentage of issued class

Not Applicable

7. Number of shares / amount of stock disposed

Following disposals, Credit Suisse First Boston (as defined in 2 above) no longer has a notifiable interest in the issued share capital of the Company

8. Percentage of issued class

-

9. Class of security

Ordinary Shares

10. Date of transaction

13 October 2005

11. Date company informed

17 October 2005

12. Total holding following this notification

Not disclosed

13. Total percentage holding of issued class following this notification

Below 3%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Jacqui Gregory
020 7818 5122

16. Name and signature of authorised company official responsible for making this notification

Jacqui Gregory
020 7818 5122

Date of notification

18 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston, including all of the subsidiaries and affiliates of Credit Suisse, operating under the Credit Suisse First Boston name.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of shareholder referred to in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse First Boston Australia Equities Limited	) shareholding
Credit Suisse First Boston International	) not disclosed
Credit Suisse First Boston (Europe) Limited	)

5. Number of shares / amount of stock acquired

Not Applicable

6. Percentage of issued class

Not Applicable

7. Number of shares / amount of stock disposed

Following disposals, Credit Suisse First Boston (as defined in 2 above) no longer has a notifiable interest in the issued share capital of the Company

8. Percentage of issued class

-

9. Class of security

Ordinary Shares

10. Date of transaction

29 September 2005

11. Date company informed

3 October 2005

12. Total holding following this notification

Not disclosed

13. Total percentage holding of issued class following this notification

Below 3%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Jacqui Gregory
020 7818 5122

16. Name and signature of authorised company official responsible for making this notification

Jacqui Gregory
020 7818 5122

Date of notification

4 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston, including all of the subsidiaries and affiliates of Credit Suisse, operating under the Credit Suisse First Boston name.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of shareholder named above, with registered holders as in 4 below

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse First Boston Australia Equities Limited	16,247,169
Credit Suisse First Boston International	79,534
Credit Suisse First Boston (Europe) Limited	20,113,924
Credit Suisse First Boston (International) Australia	2,000
Credit Suisse First Boston (Hong Kong) Limited	9,868

5. Number of shares / amount of stock acquired

36,452,495 (initial notification of notifiable interest)

6. Percentage of issued class

3.16%

7. Number of shares / amount of stock disposed

Not Applicable

8. Percentage of issued class

Not Applicable

9. Class of security

Ordinary Shares

10. Date of transaction

5 October 2005

11. Date company informed

7 October 2005

12. Total holding following this notification

36,452,495

13. Total percentage holding of issued class following this notification

3.16%

14. Any additional information

None

15. Name of contact and telephone number for queries

Jacqui Gregory
020 7818 5122

16. Name and signature of authorised company official responsible for making this notification

Jacqui Gregory
020 7818 5122

Date of notification

10 October 2005

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,184		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name PUBLIC	Class of shares allotted £0.10 Ordinary	Number allotted 1,184
Address HSDL Nominess Limited, Trinity Road, Halifax		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ **Date** ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

BLUEPRINT OneWorld

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	852,005		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PUBLIC	Class of shares allotted	Number allotted
	£0.10 Ordinary	852,005
Address See Attached List		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ______________________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

File No. 82-34758

BLUEPRINT OneWorld

#317 received/accepted 04/10/05

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	09	2005			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	7,443		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: £0.10 Ordinary	Number allotted: 7,443
Address: Trinity Road, Halifax, United Kingdom		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ Date ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

BLUEPRINT OneWorld

☑003
File No. 82-34758

BLUEPRINT OneWorld

#318

07/10/05 accepted

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2072534
Company Name in full	Henderson Group plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30	09	2005			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	49,071		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (*including any share premium*)	£0.675		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Greenwood Nominees Limited Address: 20 Moorgate, London, United Kingdom UK postcode: EC2R 6DA	£0.10 Ordinary	49,071
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ____________________ Date ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange